Exhibit (11)


                     FLORIDA ROCK INDUSTRIES, INC.
                COMPUTATION OF EARNINGS PER COMMON SHARE



                                               Years Ended September 30
                                         2000            1999          1998

Net income                            $59,714,000     46,557,000     38,860,000

Common shares:

Weighted average shares outstanding
 during the period -  shares used
 for basic earnings per share          18,592,754     18,860,862     18,838,579

Shares issuable under stock options
 which are potentially dilutive           374,751        417,622        364,379

Shares used for diluted earnings
 per share                             18,967,505     19,278,484     19,202,958

Basic earnings per common share             $3.21           2.47           2.06

Diluted earnings per common share           $3.15           2.42           2.02